

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 24, 2015

<u>Via E-mail</u>
GE Honglin
Chairman of the Board
Aluminum Corporation of China Limited
No. 62 North Xizhimen Street, Haidian District, Beijing
People's Republic of China (100082)

> **Re: Aluminum Corporation of China Limited**
> **Annual Report on Form 20-F**
> **Filed April 15, 2015**
> **File No. 001-15264**

Dear Mr. Honglin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Exhibits</u>

1.   Please tell us why you have not filed the agreements governing your loans and the instruments governing your medium notes and long term bonds as exhibits, given your financial condition as of the year ended December 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or David Link, Staff Attorney, at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Christopher Shen, Esq.